Form 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D. C. 20549
                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                          For the month of May 2004

                                SONY CORPORATION
                (Translation of registrant's name into English)

             7-35 KITASHINAGAWA 6-CHOME, SHINAGAWA-KU, TOKYO, JAPAN
                    (Address of principal executive offices)


         The registrant files annual reports under cover of Form 20-F.




                                   SIGNATURE

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                            SONY CORPORATION
                                                            ----------------
                                                              (Registrant)


                                             By: /s/ Teruhisa Tokunaka
                                                 --------------------------
                                                 (Signature)

                                                 Teruhisa Tokunaka
                                                 Executive Deputy President and
                                                 Group Chief Strategy Officer

                                                 Date: May 28, 2004





List of materials

Documents attached hereto:

i) A press release regarding Balance Sheet Correction

                                                                   May 28, 2004

           Sony Corporation Corrects Classification of Debt Maturity in Previously Released Consolidated Balance Sheet Information



Sony Corporation today announced that it was correcting certain line items in its previously issued Consolidated Balance Sheets as of December 31, 2003 and March 31, 2004. The correction was made because a part of the current portion of Sony's long-term debt in current liabilities as of each of those dates was incorrectly classified as long-term debt in long-term liabilities in those Balance Sheets.

                             (Millions of yen, millions of U.S. dollars)
                                      As of December 31, 2003
                        Original     Original*        Corrected     Corrected*
-----------------------------------------------------------------------------
Current liabilities    Y 2,911,310    $ 27,209        Y 2,970,796     $ 27,765
  Current portion of
  long-term debt            30,439         284             89,925          840
Long-term liabilities    4,120,754      38,512          4,061,268       37,956
  Long-term debt         1,129,989      10,561          1,070,503       10,005

* U.S. dollar amounts have been translated from yen, for convenience only, at the rate of Y107=U.S.$1, the approximate Tokyo foreign exchange market rate as of December 30, 2003.



                             (Millions of yen, millions of U.S. dollars)
                                          As of March 31, 2004
                        Original     Original*        Corrected     Corrected*
-----------------------------------------------------------------------------
Current liabilities    Y 2,924,908    $ 28,124        Y 2,982,215     $ 28,675
  Current portion of
  long-term debt           326,450       3,139            383,757        3,690
Long-term liabilities    3,764,894      36,201          3,707,587       35,650
  Long-term debt           834,956       8,028            777,649        7,477

* U.S. dollar amounts have been translated from yen, for convenience only, at the rate of Y104=U.S.$1, the approximate Tokyo foreign exchange market rate as of March 31, 2004.




Investor Relations Contacts:
-----------------------------------------------------------------------------
Tokyo                  New York                      London
Yukio Ozawa            Masaaki Konoo/Kumiko Koyama   Chris Hohman/Shinji Tomita
+81-(0)3-5448-2180     +1-212-833-6722               +44-(0)20-7444-9713
Home Page: www.sony.net/IR




END